Exhibit 99.1

[Vedanta Logo]	[Sterlite Industries (I) Ltd Logo]
December 19, 2007
New York Stock Exchange
NYSE Regulation Inc.
20 Broad Street, 13th Floor
New York, NY 10005
United States of America
Kind Attn : Mr. Yuri Tsadyk / Mr. Mark Iyeki
Dear Sir,
Ref: Stock Code : SLT
Sub: Passing of Special Resolution by Postal Ballot — Result.
Please refer to the notice dated October 29, 2007, circulated to the members of the Company regarding the proposed Special Resolution for obtaining approval for Amendment in the Object Clause of the Memorandum of Association of the Company, through postal ballot.
In terms of the same, the Scrutinizer has submitted his report today to the Wholetime Director of the Company.
The results of the postal ballot are as under :

			No. of Shares	Percentage
1.	Number of votes cast for the resolution	:	46,28,72,807	99.997%
2.	Number of votes cast against the resolution	:	12,036	0.003%
3.	Number of invalid votes	:	85,482	—
Based on the report submitted, the number of votes cast by the members in favour of the resolution is more than 3 times then the votes cast against the resolution, hence, the Special Resolution has been declared as passed by majority.
You are requested to kindly take the same on record.
Thanking you,
Yours faithfully,
For Sterlite Industries (India) Limited

/s/ Narendra Mehra
Company Secretary